Kevin Ercoline

Associate

+1.202.739.5135

kevin.ercoline@morganlewis.com

Via EDGAR Correspondence

August 13, 2020

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:      Invesco Unit Trusts, Series 2071 (the “Registrant”)

File No. 333-239263

Dear Ms. Hahn:

This letter responds to comments you provided on August 10, 2020, with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-6. Pre-Effective Amendment No. 1 was filed on June 22, 2020, and, as stated in the transmittal letter, the Registrant requested a limited review of certain disclosure contained in the High Income Allocation Portfolio 2020-3 (the “Portfolio”). Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Underlined language refers to additions and ~~striked~~ language refers to deletions.

1.	Comment: With respect to the Portfolio, please explain how the volatility is managed (i.e. volatility related to price) with regard to the terms “correlation” and “volatility” as used in the following sentence from the principal investment strategy section of the prospectus:

In determining the asset classes to include in the portfolio, the Sponsor conducted research on both near-term and longer-term correlations, income levels, performance and volatility to include specific asset classes that may provide the potential for correlation and volatility advantages over investing in a single asset class or sector of the market.

Response: The Registrant has amended the sentence to read as follows:

In determining the asset classes to include in the portfolio, the Sponsor conducted research on both near-term and longer-term correlations, income levels, performance and volatility to include specific asset classes that may provide the potential for correlation ~~and volatility~~ advantages and reduced price volatility, relative to ~~over~~ investing in a single asset class or sector of the market.

2.	Comment: With respect to the Portfolio, the Registrant discloses that it considers “current dividend level and sustainability” when selecting closed-end funds for inclusion in the portfolio. Please clarify if this refers to the sustainability of the dividend level, or other sustainability characteristics such as ESG.

Response: The Registrant confirms that “sustainability” refers to sustainability of the current dividend level and has edited the sentence to read as follows:

In addition, the Sponsor assembled the final portfolio based on the consideration of factors including, but not limited to, manager performance, valuation, current dividend level and sustainability of the current dividend level, diversification, credit quality and liquidity.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5135 if you have any questions concerning the foregoing.

Sincerely,

/s/ Kevin Ercoline

Kevin Ercoline, Esq.

cc:        Thomas S. Harman, Esq.

Adam Henkel, Esq.